SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2025
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

HYSTER
45-31CH
tex
tex
EVERGREEN

3Q25 EARNINGS RELEASE

November 04, 2025

CSN

Companhia Siderúrgica Nacional

3Q25 RESULTS

São Paulo, November 4, 2025 - Companhia Siderúrgica Nacional ("CSN") (B3: CSNA3) (NYSE: SID) announces its results for the third quarter of 2025 (3Q25) in Brazilian Reais, with its financial statements being consolidated in accordance with the accounting practices adopted in Brazil issued by the Brazilian Accounting Pronouncements Committee ("CPC"), approved by the Brazilian Securities and Exchange Commission ("CVM") and the Federal Accounting Council ("CFC") and in accordance with the International Financial Reporting Standards ("IFRS"), issued by the International Accounting Standards Board ("IASB").

The comments address the consolidated results of the Company in the third quarter of 2025 (3Q25) and the comparisons are relative to the second quarter of 2025 (2Q25) and the third quarter of 2024 (3Q24). The dollar exchange rate was R$ 5.44 on 09/30/2024; R$ 5.46 on 06/30/2025 and R$ 5.32 on 09/30/2025.

3Q25 Operational and Financial Highlights

For more information, visit our website: https://ri.csn.com.br/	2

3Q25 RESULTS

Consolidated Table - Highlights

¹ Adjusted EBITDA is calculated from net income (loss) plus depreciation and amortization, income taxes, net financial income, income from investments, income from other operating income/expenses and includes the proportional 37.49% share of EBITDA of the jointly owned subsidiary MRS Logística.

² The Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Management Net Revenue.

³ Adjusted Net Debt and Adjusted Cash/Availabilities consider 37.49% of MRS, in addition to not considering Forfaiting and Drawn Risk operations.

4 Leverage calculation considers Tora's UDM EBITDA

Consolidated Results

•	Net revenue totaled R$ 11,794 million in 3Q25, representing a significant growth of 10.3% when compared to the previous quarter and 6.6% compared to the same period in 2024. This was primarily driven by the mining segment, which benefited from increased iron ore prices and ongoing operational improvements. Other factors contributing to this performance were the favorable dynamics of the cement segment, which recorded its best quarter of the year through higher volumes and price adjustments, and the increased cargo movement in the logistics segment, which was also impacted by the positive seasonality of the period.

•	Cost of Goods Sold (COGS) totaled R$ 8,327 million in 3Q25, an increase of 4.5% compared to the previous quarter, reflecting higher sales volumes across all operational segments. Compared to 3Q24, there was stability, with higher iron ore shipments being offset by lower steel product sales.

•	In turn, Gross Profit reached R$ 3,467 million in 3Q25, representing an increase of 27.2% and 26.8% compared to the previous quarter and the same period in 2024, respectively. The excellent performance of the mining, cement, and logistics segments was key to the profitability gain observed in the period, resulting in a Gross Margin of 29.4%, which represents an expansion of 3.9 percentage points compared to the previous quarter and 4.7 percentage points in the annual comparison.

•	In 3Q25, Selling General and Administrative Expenses totaled R$ 1,560 million, which was 4.2% higher than the previous quarter and in line with seasonal trends. Compared to 3Q24, there was an 8.7% decrease due to a lower commercial activity in the steel segment and greater expense control.

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3Q25 RESULTS

•	The Other Operating Income and Expenses group recorded a negative balance of R$ 341 million in 3Q25, representing a significant decrease from the positive result of R$ 246 million in previous quarter, primarily due to the reversal of contingencies verified in 2Q25. Compared to the same period in 2024, there was a 7.0% improvement, mainly reflecting the reduction in costs related to idle capacity expenses in the steelmaking segment, due to the maintenance shutdown of Blast Furnace 2, in addition to efficiency gains in the port logistics segment. The latter contributed to a decrease in contractual penalties related to demurrage and dispatch in mining.

•	In turn, the Financial Result was negative at R$ 1,443 million in 3Q25, representing a 24.1% reduction compared to the previous quarter, as a consequence of better returns on financial investments, in addition to lower interest rates on foreign currency borrowings and a smaller impact from the reduction in participation in Usiminas shares.

•	Equity Result decreased by 6.1% in 3Q25, reaching R$ 157 million, due to MRS's lower contribution during this period. However, compared to the same period last year, there was a 27.4% increase in equity result due to MRS's high level of efficiency throughout this year.

•	In 3Q25, CSN recorded a Net Income of R$ 76 million, representing a significant improvement on the R$ 130 million net loss recorded in the previous quarter. This marked the first profitable quarter of the year for the company, reflecting the operational improvements observed during this period, as well as the positive impact of exchange rate fluctuations on financial expenses and the reversal of taxes recorded during the quarter.

For more information, visit our website: https://ri.csn.com.br/	4

3Q25 RESULTS

Adjusted EBITDA

R$ Millions	3Q25	2Q25	3Q25 vs 2Q25	3Q24	3Q25 vs 3Q24
Profit (Loss) for the Period	**76**	**(130)**	**-158.5%**	**(751)**	**-110.1%**
Depretiation	1,020	1,025	-0.5%	939	8.6%
Income Tax and Social Contribution	204	(127)	-260.6%	(399)	-151.1%
Finance Income	1,443	1,900	-24.1%	1,932	-25.3%
EBITDA (RCVM 156/22)	**2,743**	**2,668**	**2.8%**	**1,721**	**59.4%**
Other Operating Income (expenses)	341	(246)	-238.4%	366	-7.0%
Free Cash Flow Hedge Accounting - Exchange rate	18	72	-75.0%	5	260.0%
Free Cash Flow Hedge Accounting - Platts Index	(0)	(87)	-99.4%	-	0.0%
Other	323	(231)	-239.8%	361	-10.5%
Net book value of assets sold	19	21	-8.8%	-	0.0%
Equity Results of Affiliated Companies	(157)	(167)	-6.0%	(123)	27.6%
Proportional EBITDA of Jointly Owned Subsidiaries	374	367	1.9%	320	16.9%
Adjusted EBITDA	**3,319**	**2,643**	**25.6%**	**2,284**	**45.3%**

*The Company discloses its adjusted EBITDA excluding the participation in investments and other operating income (expenses) as it believes that they should not be considered in the calculation of recurring operating cash generation.

•	In 3Q25, Adjusted EBITDA reached R$ 3,319 million, with an adjusted EBITDA margin of 26.8%, which is 3.3 percentage points higher than that recorded in the previous quarter. This improvement in profitability reflects the extraordinary operational results achieved during the period, with record production and sales in mining, the second-highest sales performance in history for cement, the highest EBITDA ever recorded in the logistics segment with increased efficiency in cargo handling, and improved management in the steelmaking process, with the lowest slab production cost in the last four years. Additionally, the favorable price environment in both mining and cement also contributed to this performance. The only segment to experience price pressure in this quarter was the steel industry, due to the ongoing negative impact of imported materials on domestic market competitiveness. However, this scenario is already showing signs of improvement, with price adjustments being implemented at the start of 4Q25, which could be an important lever for the coming quarters. Finally, comparing the accumulated EBITDA of the first nine months of 2025 with that of the same period in 2024 reveals an 18.6% increase, totaling R$ 8,471 million. This highlights the benefits of having a vertically integrated and diversified operation, allowing the capture of results in different sectors of the Brazilian economy.

Adjusted EBITDA (R$ million) and Adjusted EBITDA Margin (%)

¹ The Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by Adjusted Net Revenue, which takes into account CSN Mineração's 100% stake in consolidation and 37.49% in MRS.

For more information, visit our website: https://ri.csn.com.br/	5

3Q25 RESULTS

Adjusted Cash Flow

In 3Q25, Adjusted Cash Flow was negative at R$ 815 million. This represents an improvement of 44.7% compared to the previous quarter, but it is still a negative result due to the impact of financial expenses, increased investment activities and working capital consumption.

3Q25 Adjusted Cash Flow¹ (R$ million)

¹ The concept of adjusted cash flow is calculated from Adjusted EBITDA, subtracting EBITDA of Jointly Controlled Companies, CAPEX, Income Tax, Financial Result and changes in Assets and Liabilities², excluding the effect of the Glencore advance.

² Adjusted Working Capital is made up of the variation in Net Working Capital, plus the variation in long-term asset and liability accounts and disregarding the net variation in Income Tax and Social Security.

³ Financial Result: Considers results from derivatives, financial expenses directly linked to operating activities and interest on working capital borrowings.

Indebtedness

As of September 30, 2025, consolidated net debt reached R$ 37,545 million, with the leverage indicator measured by the Net Debt/EBITDA ratio reaching 3.14x, representing a 10 basis point reduction compared to the previous quarter and reinforcing the Company's commitment to reducing its debt level and maintaining a solid capital structure. This performance reflects the excellent operational result achieved in the period, which offset the negative cash flow and dividend payments to minority shareholders of the subsidiary CSN Mineração. Finally, by deconsolidating the non-recourse debt of CEEE-G from CSN's balance sheet, the net debt ratio falls even further, reaching 3.10x. Regarding cash and cash equivalents, CSN maintained its policy of keeping a high cash level, which in this quarter reached R$ 18.8 billion.

Indebtedness (R$ Billion) and Net Debt / Adjusted EBITDA¹ (x)	Net Debt Build-Up (R$ Billion)

¹Net Debt / EBITDA: Debt is calculated using the final dollar of each period and net debt and EBITDA are calculated using the average dollar of the period. 2 Leverage calculation considers Tora's UDM EBITDA

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3Q25 RESULTS

CSN remains very active in its objective of extending the amortization period, focusing on long-term operations and the local capital market. Among the main actions of 3Q25, the Company carried out new fundraising and refinanced bilateral contracts, extending amortization flows until 2030.

Amortization Principal Schedule (R$ Million)

¹ IFRS: consider stake in MRS (37.49%).

² Gross Debt/Management Net Debt considers stake in MRS (37.49%), without accrued interest.

3 Average time after completion of the Liability Management Plan.

FX Exposure

The accumulated net foreign exchange exposure in the consolidated balance sheet for 3Q25 was US$ 945 million, as shown in the table below, in line with the company's policy of minimizing the impacts of exchange rate volatility on the result. The hedge accounting adopted by CSN correlates the projected flow of exports in dollars with future debt maturities in the same currency. Consequently, the exchange rate fluctuations of the dollar-denominated debt are temporarily recorded in shareholders' equity and recognized in the results when revenues from these exports occur.

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3Q25 RESULTS

Investments

In 3Q25, investments totaled R$ 1,435 million, a 7.8% increase compared to the previous quarter, in line with seasonality and the progress in infrastructure works at the P15 mining plant. Furthermore, the Company continues to advance projects aimed at modernizing and increasing the efficiency of operations at the UPV (steel mill). Compared to the same period in 2024, growth was also evident, particularly in terms of higher investments in P15 and the cement segment. This offset the reduction in Capex in the steel industry, since 3Q24 had concentrated several efficiency-enhancing initiatives implemented in the steelmaking and sintering process.

CAPEX (R$ Million)

Net Working Capital

Net Working Capital applied to the business totaled R$ 3,226 million in 3Q25, an increase of 13.1% compared to the previous quarter as a consequence of increased commercial activity impacting accounts receivable, in addition to a reduction in the supplier line due to the settlement of drawn risk operations. Compared to the same period in 2024, net working capital increased by 119.3%, a trend already observed in the previous quarter and which demonstrates the solid financial management, placing the Company in a comfortable position to honor its short-term commitments.

The Net Working Capital calculation disregards advances on prepayment contracts, as shown in the table below:

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3Q25 RESULTS

R$ Millions	3Q25	2Q25	3Q25 vs 2Q25	3Q24	3Q25 vs 3Q24
Assets	**14,850**	**15,054**	**-1.4%**	**14,770**	**0.5%**
Accounts Recivable	**2,706**	**2,437**	11.0%	**2,318**	16.7%
Inventory [3]	**10,275**	**10,363**	-0.8%	**10,538**	-2.5%
Taxes to Recover	**1,300**	**1,687**	-22.9%	**1,520**	-14.5%
Taxes to Recover	1,229	1,617	-24.0%	1,485	-17.2%
PIS/COFINS credits	71	70	1.4%	35	102.9%
Antecipated Expenses	**365**	**400**	**-8.8%**	**247**	**47.8%**
Other Assets NWC [1]	**204**	**167**	**22.2%**	**147**	**38.8%**
Liabilities	**11,624**	**12,201**	**-4.7%**	**13,299**	**-12.6%**
Suppliers	**9,176**	**9,719**	-5.6%	**10,858**	-15.5%
Payroll and Related taxes	**974**	**847**	15.0%	**882**	10.4%
Taxes Payable	**593**	**629**	-5.7%	**512**	15.8%
Advances from Clients	565	491	15.1%	492	14.8%
Other Liabilities [2]	**317**	**516**	-38.6%	**555**	-43.0%
Net Working Capital	**3,226**	**2,853**	**13.1%**	**1,471**	**119.3%**

¹ Other NWC Assets: Considers advances and other accounts receivable.

² Other NWC Liabilities: Considers other accounts payable, taxes paid in installments and other provisions.

³ Inventories: Does not take into account the effect of the provision for inventory losses. Warehouse stock balances are not taken into account when calculating the SME.

For more information, visit our website: https://ri.csn.com.br/	9

3Q25 RESULTS

Business Segments Results

STELL

Usina Presidente Vargas
CSN Porto Real
CSN Paraná
Lusosider Aços Planos
Prada Distribuição
Prada Embalagens
Stahlwerk Thüringen (SWT)
Aços Longos (UPV)
LLC
Metalgráfica
Gramperfil

MINING

Casa de Pedra
TECAR
Engenho
Pires
Fernandinho
ERSA
PCH Quebra-queixo

CEMENT

Volta Redonda
Arcos
Alhandra
CSN Cimentos Brasil
PCH Cachoeira dos Macacos
PCH Santa Ana
PCH Sacre

LOGISTICS

Port:
Sepetiba Tecon
Railway:
MRS, FTL e TLSA
Multimodal:
Grupo Tora

ENERGY

CSN Energia
UHE Itá
UHE Igarapava
CEEE-G

3Q25 Net Revenue by Segment (R$ Million - before eliminations)

Stell
44.9%
Mining
37.5%
Logistics
10.3%
Energy
1.3%
Cement
11.3%
6,041
5,392
5,204
2,989
3,414
4,419
892
1,177
1,217
151
203
155
1,272
1,213
1,333
3Q24
2Q25
3Q25

3Q25 Adjusted EBITDA by Segment (R$ Million - before eliminations)

Stell
12.9%
Mining
58.4%
Logistics
16.6%
Energy
1.6%
Cement
11.7%
389
581
428
1,123
1,232
1,988
429
519
550
61
90
54
350
293
388
3Q24
2Q25
3Q25

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3Q25 RESULTS

Steel Results

According to the World Steel Association (WSA), global crude steel production totaled 1,373.8 million tons (Mt) in the first nine months of the year, a volume 1.6% lower compared to the same period in 2024, with Germany (-10.7%), Russia (-4.7%) and Japan (-4.5%) showing the largest declines among the main global producers, eventually offsetting the growth seen in India (+10.5%), United States (+2.1%) and Turkey (+0.6%).

China, which accounted for 54.3% of the total cumulative global production for the year, showed a reduction of 2.9% in its production pace, a behavior in line with the government's efforts to combat oversupply and seek more sustainable growth. Following the same trend observed in previous quarters, it was possible to observe a lower capacity utilization of Chinese steel mills, following weaker demand due to a structural readjustment in steel demand. In this context, China's export impetus continued to be an important escape route, hitting countries where protective measures remain low, such as Brazil.

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3Q25 RESULTS

In Brazil, steel production remains under pressure, showing a retraction of 1.7% when compared to the first nine months of 2024, with a total of 25.0 million tons (Mt) produced. This movement reflects the tendency of some local producers to reduce capacity in the face of the excess supply seen in the domestic market. Nevertheless, Brazilian steel demand remained quite resilient in these nine months, with sales to the domestic market growing 0.5% between January and September 2025 and with apparent consumption of steel products rising 4.1% in the same period.

OPERATIONAL AND SALES PERFORMANCE

CSN's slab production at UPV in the 3Q25 was 726 thousand tons, which is a 7.6% decrease from the previous quarter. This is partly due to the ongoing maintenance shutdown of one of the blast furnaces and the reduced purchase of third-party slabs during this period. Following the same trend, flat-rolled steel production, our main market, reached 738 thousand tons in 3Q25, which represents a 3.2% decrease compared to 2Q25 and a 19.5% decrease compared to last year.

Long steel production registered a total of 55 thousand tons in the period, representing a quarterly decrease of 13.0%, or 5.7% compared to 3Q24.

Sales Volume (Kton) - Steel

Total sales in 3Q25 reached 1,058 thousand tons, representing a 4.4% increase compared to the previous quarter. This increase reflects the change in commercial strategy adopted throughout the quarter, with the company taking a more aggressive pricing stance to regain competitiveness. The previous strategy of prioritizing value over volume yielded the expected outcome, but it is temporary and it was beneficial to see the recovery in volume when the strategy was reversed. In this context, sales of steel products in the domestic market accounted for 780 thousand tons in 3Q25, representing a 4.0% increase compared to the previous quarter but a 9.9% decrease compared to last year, emphasizing that the market remains heavily impacted by imported materials. Meanwhile, the foreign market continues to face difficulties in exporting amidst tariff disputes and the application of anti-dumping measures around the world. In this scenario, 277 thousand tons were sold in 3Q25, corresponding to a 4.0% increase from the previous quarter but a 7.6% decrease from the same period in 2024. Of this total, 2 thousand tons were exported directly, and subsidiaries abroad sold 275 thousand tons. LLC sold 44 thousand tons, SWT sold 163 thousand tons, and Lusosider sold 69 thousand tons.

The main highlight regarding total sales volume in 3Q25 was the civil construction segment, which increased its share by 2.9 percentage points compared to last quarter's sales volume, reaching 19.8% of total sales. Following that, we had the General Industry and Distribution segments, which grew by 1.0 and 0.5 percentage points, representing 17.2% and 32.2% of the total volume, respectively. The Automotive segment (12.9%) lost the most sales share due to competition with imported materials. Comparing the total sales volume of 3Q25 with that of 3Q24, the largest differences were seen in the General Industry, Automotive, and Home Appliances segments, which experienced decreases of 1.3, 1.3, and 0.8 percentage points, respectively. Meanwhile, Steel Packing and Civil Construction captured part of this loss, with increases of 1.1 and 2.5 percentage points, respectively.

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3Q25 RESULTS

According to ANFAVEA (the National Association of Automotive Vehicle Manufacturers), car production reached 730 thousand units in 3Q25, marking a 10.3% increase compared to the same period last year. This solid performance was seen in both automobiles and buses. The main highlight was the production of light vehicles, which grew by 6.0% annually.

When looking at data from the Brazil Steel Institute (IABr), Crude Steel production in the first nine months of the year reached 24.9 Mt, a performance 1.7% higher than 9M24. Apparent Consumption was 20.4 Mt, which represents a solid increase of 4.1% compared to the same period in 2024. In turn, the Steel Industry Confidence Indicator (ICIA) for the month of October reached 33.4 points, remaining well below the dividing line of 50 points and reflecting the growing concern related to the current moment, with the sector being impacted by higher import volumes and increased export tariffs to the United States. This scenario should only change when, and if, broader measures to protect local producers are approved.

According to IBGE data, the production of household appliances accumulated up to August 2025 (latest data available) registered an increase of 0.7% compared to the same period of the previous year, maintaining the trend of strong resumption of white goods seen in recent months, which shows solid resilience, even in a difficult scenario with high interest rates.

•	Net revenue in the steel industry reached R$ 5,294 million in 3Q25, a performance 1.8% lower than that recorded in the previous quarter, reflecting price pressure stemming from increased penetration of imported material in the Brazilian market, in addition to lower export results. This combination more than offset the higher commercial activity recorded during the period. When compared to 3Q24, net revenue was 12.4% lower, with the external market showing even weaker dynamics.

•	The Average Price in 3Q25 reached R$ 4,899/ton in the domestic market, representing a 7.6% decrease compared to the previous quarter, although still below the average observed in the domestic market. This reflects the change in commercial strategy adopted during the quarter to strengthen sales channels. In the foreign market, the average price decreased by a much smaller pace (-0.9% over the same period), aligning with the seasonal nature of operations and the ongoing uncertainty in the European market.

•	In turn, the Slab Cost came to R$ 3,303/ton in 3Q25, marking a 5.9% decrease compared to the previous quarter and a 1.9% reduction from the same period in 2024. This was the lowest production cost recorded in the last 4 years and reflects increased efficiency in the production process, with greater optimization of raw materials and improvements in the combustion process.

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3Q25 RESULTS

Slab Cost (R$/ton; USD/ton) - Steel	Production Cost - 3Q25 - Steel

•	Adjusted EBITDA in 3Q25 reached R$ 428 million. This was 26.3% lower than the previous quarter but 10.2% higher than the same period in 2024. The adjusted EBITDA margin, in turn, reached 8.1%, representing a 2.7 p.p. decrease in the quarterly comparison but a 1.7 p.p. increase compared to 3Q24. This decrease in profitability compared to 2Q25 reflects exclusively the weaker price dynamics observed in the Brazilian market as a whole, while all other indicators controlled by the Company continue to show strong improvement. In this sense, it is worth noting that the pressure from imported material is already showing signs of easing, which may result in a more favorable price dynamic going forward, a factor already verified and implemented at the beginning of 4Q25. Although it is still too early to declare that the price scenario will actually improve, there are already strong indications of an inflection point, which should help sustain margins in the coming quarters. In parallel, CSN continues to evolve in capturing efficiency in its production process, with an increasingly effective and resilient operation.

Adjusted EBITDA and EBITDA Margin - Steel

Mining Results

3Q25 was marked by a recovery in iron ore prices, which rose by US$4.3/dmt compared to the previous quarter, driven by strong demand in China. Steel production in the country remained at high levels, favored by better margins in steel mills as a result of reduced metallurgical coal costs. In this context, Brazilian ores benefited, with an improvement in the premium for low alumina and a reduction in penalties related to silica. Furthermore, high volumes of Chinese steel exports consolidated as one of the main drivers of production, totaling 88 million tons in the first nine months of the year, an annual growth of 9.2%. The quarter also presented high volatility, influenced by geopolitical factors such as the trade war between the United States and China, and the announcement of "anti-involution" policies aimed at curbing excessive price competition. As a result, iron ore (IODEX, Fe62%, North China) reached an average price of US$ 102.03/dmt in 3Q25, representing an increase of 4.4% compared to 2Q25 (US$ 97.76/dmt) and 2.3% above that recorded in 3Q24 (US$ 99.69/dmt).

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3Q25 RESULTS

Regarding the sea freight market, the BCI C3 (Tubarão–Qingdao) route maintained an upward trend throughout the 3Q25, with an average sea freight rate of US$ 23.36/t, compared to an average rate of US$ 20.85/t in the previous quarter. This growth is linked to record iron ore export volumes in the Atlantic Ocean, which kept sea freight demand firm throughout the period. Meanwhile, Australian volumes and freight in the Pacific Ocean (C5) remained high, even after reaching peaks at the end of the fiscal year. This helped offset the reduction in bauxite exports caused by the rainy season. This scenario, coupled with geopolitical uncertainties and the imminent threat of new sanctions, kept fuel prices at high levels (around US$ 500/t), putting pressure on maritime freight throughout the period.

Total Production - Mining (thousand tons)

•	Iron Ore Production (including purchases from third parties) reached a new record high of 11,928 thousand tons in the third quarter of 2025. This represents growth of 2.8% compared to the previous quarter and 4.3% compared to last year. This performance reinforces the company's excellent operational momentum, with increasingly efficient management in mine and logistics, as well as growing results in cargo handling. Based on this performance, the company is confident it will meet its annual production and purchasing guidance and expects to reach the upper end of its projected estimate of 42 to 43.5 million tons.

Sales Volume - Mining (thousand tons)

•	In 3Q25, Sales Volume reached 12,396 thousand tons, marking a 4.8% increase from the previous quarter and a 4.3% increase from the same period in 2024. This was the first time in history that the Company managed to exceed 12 million tons of sales in a single quarter, highlighting the significant efficiency gains in the flow of production, with Tecar (our bulk terminal) having reached the mark of 4 million tons shipped in a single month for the first time.

•	Adjusted Net Revenue in 3Q25 totaled R$ 4.419 million, reflecting solid growth of 29.4% compared to the previous quarter and 47.8% compared to 3Q24. This result reflects record shipment volumes combined with an improvement in realized prices, in line with the favorable demand trend observed in the Chinese market. Net Unit Revenue was US$ 65.7 per ton in 3Q25, 26.5% and 43.1% higher than in 2Q25 and 3Q24, respectively. This increase is due to the higher average iron ore price and the positive impact of cargoes exposed to future quotation periods.

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3Q25 RESULTS

•	In turn, mining's Cost of Goods Sold was R$ 2,711 million in the third quarter of 2025, which is a 12.0% increase compared to the previous quarter, reflecting the higher pace of production, the volume of purchases from third parties, and the volume of sales. Meanwhile, the C1 cost reached US$ 21.1/t in 3Q25, representing a growth of 1.4% compared to the previous quarter and 9.9% compared to 3Q24, a result solely caused by the exchange rate variation which more than offset the greater dilution of fixed costs due to volume growth.

•	Adjusted EBITDA in 3Q25 reached R$ 1,939 million, with a quarterly Adjusted EBITDA margin of 43.9%, representing an increase of 7.8 p.p. and 6.3 p.p. when compared to 2Q25 and 3Q24, respectively. This increase in profitability reflects the recovery in iron ore prices to levels above US$ 100/t, accompanied by the best operational performance ever recorded in the Company's history and efficient cost management.

EBITDA RECONCILIATION CHART

Cement Results

According to the National Union of the Cement Industry (SNIC), the Brazilian cement industry sold 50.3 million tons of cement during the first nine months of 2025, marking a 3.0% increase compared to the same period of the previous year. This result occurs even in a scenario of duality in the economic situation: on the one hand, a heated labor market and record-high wage levels sustain the demand for construction; while on the other hand, high interest rates, coupled with high indebtedness and household defaults, limit the consumption of materials aimed at renovation and self-construction. In the real estate sector, there has been a slight drop in new launches and a reduction in the demand for financing, which could curb cement consumption. Even so, the updating of the income brackets of the Minha Casa, Minha Vida program—which raises the government's target to 2 million units between 2023 and 2026—along with the new credit model, should inject at least R$ 20 billion into the real estate market and boost demand. Furthermore, infrastructure works, especially in the areas of sanitation and concrete road paving, contribute to sustaining the sector's growth.

In the case of CSN, a 4.6% increase in sales volume was verified in 3Q25 compared to the previous quarter. This demonstrates that the strategy adopted to capitalize on the market's positive momentum remains effective. CSN recorded its second-best sales performance ever, accompanied by a more favorable price dynamic.

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3Q25 RESULTS

Sales Volume - Cement (thousand tons)

•	Net Revenue reached R$ 1,333 million in the third quarter of 2025, representing a 10.0% increase compared to the previous quarter and a 4.8% increase compared to the same period in 2024. These results reflect all the efforts made to improve the logistics network, with stronger sales performance linked to higher prices that were applied throughout the quarter.

•	Cement COGS in 3Q25 was 3.7% higher than in the previous quarter, even with a much higher increase in the cement sold and additional pressure on raw material and fuel costs, demonstrating the solid cost control shown during the period. On the other hand, compared to the same period last year, there was a 4.3% decrease in COGS due to efforts to improve operational efficiency, even with pressure on raw material costs.

•	As a result, Adjusted EBITDA reached R$ 388 million in 3Q25, representing a 32.1% increase compared to the previous quarter and a 4.9 percentage point expansion in the adjusted EBITDA margin, which reached 29.1% in the period. This result represents the highest EBITDA in the Company's history for the segment and reflects not only the competitive advantages of the operation by having newer plants and a fully vertically integrated operation, but also the assertiveness of the commercial strategy of diversifying customers, combined with a favorable macroeconomic scenario with a positive effect on cement consumption and sales volume.

Energy Results

In 3Q25, Net Energy Revenue reached R$ 155 million, a 23.9% decrease compared to the second quarter of 2025. Meanwhile, Adjusted EBITDA was R$ 54 million, with an Adjusted EBITDA Margin of 35.0%. The lower recorded EBITDA reflects the higher energy consumption demanded by the operation, resulting in lower volumes to be traded.

Logistics Results

The Logistics segment has consistently outperformed expectations, achieving notable growth in cargo handling throughout the year. As a result, the segment reached Total Net Revenue of R$ 1,217 million in 3Q25, which represents growth of 3.4% compared to the previous quarter. Adjusted EBITDA was R$ 550 million, an increase of 6.0% compared to 2Q25, with an adjusted EBITDA margin of 45.2%, or 1.1 p.p. above the previous quarter's margin, representing another historical record for the segment.

In the case of Rail Logistics, Net Revenue reached R$ 832 million in 3Q25, with Adjusted EBITDA of R$ 450 million and Adjusted EBITDA Margin of 54.1%. In comparison with the same period of 2024, revenue has increased by 4.9%, with Adjusted EBITDA showing a 17.1% increase. The 5.6 p.p. margin expansion year-on-year is the result of excellent performance by MRS, which has been demonstrating operational efficiency and increasingly delivering extraordinary volumes of cargo handling.

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3Q25 RESULTS

In Port Logistics, Sepetiba Tecon handled 137 thousand tons of steel products in the 3Q25, in addition to 30 thousand containers, 4 thousand tons of general cargo and 121 thousand tons of bulk. In comparison with the same period of the previous year, the Company reduced its shipments due to the impacts of tariff disputes on operations. Consequently, the Net Revenue of the port segment was 28.1% lower, reaching R$ 71 million. Adjusted EBITDA was also negatively impacted, reaching R$ 22 million in 3Q25, with an Adjusted EBITDA Margin of 31.1%, or 14.4 p.p. below 3Q24.

As outlined in the previous earnings release, CSN incorporated its Multimodal Logistics arm into the segment. In 3Q25, Tora's net revenue reached R$ 313 million, with adjusted EBITDA of R$ 78 million and an adjusted EBITDA margin of 25.0%. This performance was slightly below that of the previous quarter but in line with the seasonality of the business.

ESG – Environmental, Social & Governance

ESG PERFOMANCE –CSN GROUP

Since the beginning of 2023, CSN has adopted a new format for disclosing its ESG actions and performance, making its performance in ESG indicators available on an individualized basis. The new model allows stakeholders to have quarterly access to key results and indicators and to monitor them in an effective and even more agile way. Access can be made through the results center of CSN's IR website: https://ri.csn.com.br/informacoes-financeiras/central-de-resultados/.

The information included in this release has been selected based on its relevance and materiality to the company. Quantitative indicators are presented in comparison with the period that best represents the metric for monitoring them. Thus, some are compared with the same quarter of the previous year, and others with the average of the previous period, ensuring a comparison based on seasonality and periodicity. In addition, it is important to highlight that the ESG Performance Report also incorporates the performance indicators of CSN Cimentos' new assets, acquired in 2022, so that some absolute indicators will undergo significant changes when compared to the previous period.

More detailed historical data on CSN's performance and initiatives can be found in the 2024 Integrated Report, released in April 2025 (https://esg.csn.com.br/nossa-empresa/relatorio-integrado-gri). The review of ESG indicators occurs annually for the closing of the Integrated Report, so the information contained in the quarterly releases is subject to adjustments resulting from this process.

It is also possible to monitor CSN's ESG performance in an agile and transparent manner, on our website, through the following electronic address: https://esg.csn.com.br.

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3Q25 RESULTS

Capital Markets

In the third quarter of 2025, CSN shares grew by 6.2%, while Ibovespa rose by 5.3% in the same period. The average daily volume (CSNA3) traded at B3 was R$ 62.3 million. On the New York Stock Exchange (NYSE), the Company's American Depositary Receipts (ADRs) appreciated by 7.1% in 3Q25, while the Dow Jones index rose by 5.2%. In the third quarter of 2025, the average daily trading value of ADRs (SID) on the NYSE was US$ 4.0 million.

3Q25
Number of shares in thousands	1,326,094
Closing price (R$/share)	7.90
Closing price (US$/ADR)	1.50
Market Value (R$ million)	10,476
Market Value (US$ million)	1,989
Change CSNA3 (BRL)	+6.2%
Change in SID (USD)	+7.1%
Ibovespa variation (BRL)	5.3%
Change in Dow Jones (USD)	5.2%
Daily average (thousand shares)	8,041
Daily average (R$ thousand)	62,355
Daily average (thousand ADRs)	2,255
Daily average (US$ thousand)	3,952
Source: Bloomberg

Earnings Conference Call:

3Q25 Results Presentation Webcast	Investor Relations Team
November 05, 2025	Antonio Marco Campos Rabello - CFO and IR Executive Director Pedro Gomes de Souza (pedro.gs@csn.com.br) Mayra Favero Celleguin (mayra.celleguin@csn.com.br)
11:30 a.m. (Brasília time)
09:30 a.m. (New York time)
Webinar: click here

Some of the statements contained herein are forward-looking statements that express or imply expected results, performance or events. These outlooks include future results that may be influenced by historical results and by the statements made under 'Outlook'. Actual results, performance and events may differ materially from the assumptions and outlook and involve risks such as: general and economic conditions in Brazil and other countries; interest rate and exchange rate levels; protectionist measures in the US, Brazil and other countries; changes in laws and regulations; and general competitive factors (on a global, regional or national basis).

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3Q25 RESULTS

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3Q25 RESULTS

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3Q25 RESULTS

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 10, 2025

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Antonio Marco Campos Rabello
Antonio Marco Campos Rabello Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.